PROSPECTUS SUPPLEMENT
(To Prospectus dated April 22, 1997)

                      [COMMERCIAL NET LEASE REALTY LOGO]

                                2,570,000 SHARES
                       COMMERCIAL NET LEASE REALTY, INC.
                                  COMMON STOCK

                         ------------------------------

     Commercial Net Lease Realty, Inc. (the "Company") is a real estate investment trust that acquires, owns and manages a diversified portfolio of high-quality, single-tenant, freestanding properties leased to major retail businesses generally under full-credit, long-term commercial net leases. As of June 30, 1997, the Company owned 222 net-leased properties located in 36 states acquired for an aggregate purchase price of approximately $474 million and containing an aggregate of approximately 4.0 million square feet of gross leasable area. Such properties have an average remaining lease term of approximately 14 years. See "Properties."

     The 2,570,000 shares of common stock of the Company (the "Common Stock") offered hereby (the "Offering") are being sold by the Company to clients of ABKB/LaSalle Securities Limited Partnership at a price of $15.1226 per share. See "Plan of Distribution" for a description of the determination of the Offering price. The Common Stock is traded on the New York Stock Exchange under the symbol "NNN." The last reported sale price of the Common Stock on the New York Stock Exchange on September 16, 1997 was $16.25. See "Price Range of Common Stock and Dividends" and "Description of Common Stock" contained in the accompanying Prospectus.

     SEE "RISK FACTORS" FOR CERTAIN FACTORS RELEVANT TO AN INVESTMENT IN THE COMMON STOCK ON PAGES S-6 TO S-8 OF THIS PROSPECTUS SUPPLEMENT.

                         ------------------------------

  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES
   AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS TO WHICH IT
       RELATES. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                         ------------------------------

          THE DATE OF THIS PROSPECTUS SUPPLEMENT IS SEPTEMBER 18, 1997

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                                       S-2

     The following summary is qualified in its entirety by the more detailed information and financial information appearing elsewhere in this Prospectus Supplement and the accompanying Prospectus, or incorporated herein or therein by reference. As used herein, the term "Inclusive Cost" means all costs related to acquisitions, including but not limited to the purchase price, legal fees and expenses, commissions and title insurance.

                                  THE COMPANY

GENERAL

     Commercial Net Lease Realty, Inc., a Maryland corporation (the "Company"), is a real estate investment trust (a "REIT") formed in 1984 that acquires, owns and manages a diversified portfolio (the "Company Portfolio") of high-quality, single-tenant, freestanding properties leased to major retail businesses generally under full-credit, long-term commercial net leases. As of June 30, 1997, the Company owned 222 net-leased properties (the "Properties") acquired for an aggregate purchase price of approximately $474 million and having an annualized current cash on cost return (on an Inclusive Cost basis) of approximately 10.5 percent. The Properties are leased to 46 tenants in 36 states and contain an aggregate of approximately 4.0 million square feet of gross leasable area ("GLA").

     The Company focuses on acquiring freestanding properties that are located within intensive commercial corridors near traffic generators such as regional malls, business developments and major thoroughfares. These properties, which generally have purchase prices of up to $7.5 million, attract a wide array of established retail tenants, such as Barnes & Noble, Eckerd and OfficeMax. Consequently, management believes that such properties offer attractive opportunities for stable current return and potential capital appreciation. In addition, management believes that the location and design of properties in this niche provide flexibility in use and tenant selection and an increased likelihood of advantageous re-lease terms upon expiration or early termination of the related leases.

     Properties acquired by the Company are generally newly constructed as of the time of acquisition. In addition, the Company generally acquires properties that are subject to a lease in order to avoid the risks inherent in initial leasing. The Company's leases typically provide that the tenant bears responsibility for substantially all property costs and expenses associated with ongoing maintenance and operation, including utilities, property taxes and insurance ("triple-net" leases), and generally also provide that the tenant is responsible for roof and structural repairs. The Company's leases typically do not limit the Company's recourse against the tenant and any guarantor in the event of a default and for this reason are considered "full-credit" leases. The Properties are leased on a long-term basis, generally 15 to 20 years, with renewal options for an additional 10 to 20 years. As of June 30, 1997, the average remaining initial lease term of the Properties was approximately 14 years. Leases representing approximately 88 percent of annualized base rental income from the Properties (the "Base Rent") for the six months ended June 30, 1997, have initial terms extending until at least December 31, 2007. Approximately 79 percent of Base Rent is derived from leases that provide for periodic, contractually fixed increases in base rent.

     The principal office of the Company is located at 400 East South Street, Suite 500, Orlando, Florida 32801, and the Company's telephone number is (407) 422-1574.

THE ADVISOR

     CNL Realty Advisors, Inc. (the "Advisor") is the Company's advisor. The Advisor is a majority owned subsidiary of CNL Group, Inc. ("CNL Group"), a diversified real estate company with expertise in commercial net-leased investments that currently owns and manages, either directly or through affiliates (collectively, "CNL Affiliates"), a property portfolio with a cost in excess of $800 million. Under the direction of the Company's Board of Directors, the Advisor has responsibility for the day-to-day operations of the Company, including investment analysis, acquisitions, due diligence, asset management and accounting services. Management of the Company believes that the Advisor's extensive experience and long-term relationships throughout the commercial net-leased property industry benefit the Company in selecting, acquiring and managing its properties, thereby providing the Company with a competitive advantage in the management and operation of its real estate assets and in the identification of attractive investments. See "Certain Transactions." At the time the Company retained the Advisor in July 1992, the Company owned 28 properties leased to one tenant (four of which were subsequently sold). The aggregate cost of such properties was approximately $12.8 million. As of June 30, 1997, the Company had acquired 200 additional properties (two of which were subsequently sold) leased to 45 new tenants for an aggregate purchase price of approximately $464 million.

     Historically, the Company did not have a large enough asset base to provide the economies of scale needed to support efficiently the extensive general and administrative expenses of an in-house management team. As a result, the Advisor has incurred the full expense of a management and acquisition team while receiving advisory and acquisition fees that have offset this expense. However, due to the Company's growth, management now believes that it will be more cost effective to become self-administered. As a result, on May 15, 1997, the Board of Directors of the Company unanimously approved an agreement and plan of merger with the Advisor which will result in the Company becoming a self-administered and self-managed real estate investment trust (the "Advisor Transaction"). The agreement provides for the merger of the Advisor into a wholly owned subsidiary of the Company pursuant to which all of the outstanding common stock of the Advisor will be exchanged for 220,000 shares of Common Stock of the Company and the right, based upon the Company's continued growth in assets for a period of up to five years, to receive up to 1,980,000 additional shares of the Company's Common Stock. In addition, upon consummation of the Advisor Transaction, all personnel employed by the Advisor will become employees of the Company. Following the consummation of the Advisor Transaction, the Advisory Agreement (as defined below) and the obligation of the Company to pay any fees thereunder shall be terminated. See "Certain Transactions." The consummation of the Advisor Transaction is subject to stockholder approval, the receipt of favorable tax opinions and other customary closing conditions. As a result, there can be no assurance that the Advisor Transaction will be consummated. See "Risk Factors." Purchasers of shares of Common Stock offered hereby will be entitled to receive definitive proxy materials regarding the merger and will have the right to vote for or against the proposed merger.

                              RECENT DEVELOPMENTS

COMPLETED PROPERTY ACQUISITIONS

     Between January 1, 1997 and June 30, 1997, the Company acquired 28 properties (27 land and building parcels plus one land only parcel) and purchased new buildings constructed by the tenant on three previously acquired land parcels for an aggregate purchase price of approximately $105 million (on an Inclusive Cost basis). These 28 properties and three buildings have approximately 976,000 square feet of GLA, provide approximately $11.0 million in annualized Base Rent with a resulting annualized cash on cost return (on an Inclusive Cost basis) of approximately 10.5 percent, and were financed by the proceeds from the Company's $200 million credit facility (the "Credit Facility").

MERGER WITH THE ADVISOR

     On May 15, 1997, the Board of Directors of the Company unanimously approved an agreement and plan of merger with the Advisor which will result in the Company becoming a self-administered and self-managed real estate investment trust. The agreement provides for the merger of the Advisor into a wholly owned subsidiary of the Company pursuant to which all of the outstanding common stock of the Advisor will be exchanged for 220,000 shares of Common Stock of the Company and the right, based upon the Company's continued growth in assets for a period of up to five years, to receive up to 1,980,000 additional shares of the Company's Common Stock. The consummation of the transaction is subject to stockholder approval, the receipt of favorable tax opinions and other customary closing conditions. As a result, there can be no assurance that the Advisor Transaction will be consummated. See "Risk Factors." Assuming the closing conditions are satisfied, the Company anticipates that the Advisor Transaction will be consummated during the fourth quarter of 1997.

AMENDED CREDIT FACILITY FOR ACQUISITIONS

     On August 6, 1997, the Company amended its Credit Facility to increase the maximum borrowing capacity from $150 million to $200 million and reduced the interest rate from LIBOR plus 1.6 percent to LIBOR plus 1.5 percent. In the future, the Company intends to draw on the Credit Facility as needed to acquire additional properties.

                                   PROPERTIES

     The Company typically acquires, owns and manages freestanding properties leased to individual tenants. The properties typically are located within intensive commercial traffic corridors near traffic generators such as regional malls, business developments and major thoroughfares. Management believes that properties with these characteristics are desired by tenants because they offer high visibility to passing traffic, ease of access, tenant control over the site's hours of operation and maintenance standards and distinctive building design which promotes greater customer identification. In addition, management believes that freestanding properties permit tenants to open new stores quickly due to the shorter development cycles generally associated with such properties and provide tenants with flexibility in responding to changing retail trends.

     Management also believes that many retailers interested in occupying freestanding single-tenant properties of the type acquired by the Company prefer to lease rather than own such properties, which enables them to allocate their capital to their core businesses rather than real estate. Additionally, management believes the Company's ability to provide targeted established retailers with nationwide sale/leaseback financing on a number of properties adds additional efficiency and value to retailers and the Company. To avoid some of the risks associated with property ownership, the Company structures its leases on a triple-net or similar basis under which tenants bear the principal portion of the financial and operational responsibility for the properties. Management believes that leases structured on this basis provide the Company with a stable current return and the potential for capital appreciation of its assets.

                                  RISK FACTORS

     In addition to the other information contained or incorporated by reference in this Prospectus Supplement and the accompanying Prospectus, prospective investors should carefully review the following considerations in determining whether to acquire the Common Stock offered hereby.

DEPENDENCE ON MAJOR TENANTS

     Barnes & Noble accounts for approximately 11.5 percent of Base Rent as of June 30, 1997. The next five largest tenants (Eckerd, OfficeMax, Borders Books & Music, Academy and Good Guys), in terms of Base Rent as of June 30, 1997, account for an aggregate of approximately 31.5 percent of Base Rent. The default, financial distress or bankruptcy of one or more of these tenants could cause vacancies among certain of the Properties, which would reduce the revenues of the Company until the affected Properties are re-let, and could decrease the ultimate sale value of each such Property. Upon the expiration of the leases that are currently in place, the Company may not be able to re-lease a vacant Property at a comparable lease rate or without incurring additional expenditures in connection with such re-leasing.

CONFLICTS OF INTEREST

     Certain officers and directors of the Advisor and of the Company currently are engaged, and in the future are expected to engage, in the management of other entities that invest in real estate, and in other business activities. Competition therefore will exist in the allocation of such directors' and officers' management time, services and functions among the Company and the various other entities in which such directors and officers are involved. The Company's bylaws require that any decision by the Company with respect to the purchase or sale of real property or the leasing of the Company's real property is subject to the approval of the Independent Directors and the Board of Directors. The Company's bylaws also require that transactions between the Company and its directors or executive officers, or between the Company and any entity in which one of the Company's directors or executive officers is a director or executive officer or has a material financial interest, be approved by a majority of the directors not interested in the transaction.

     James M. Seneff, Jr. and Robert A. Bourne, directors and officers of the Company and of the Advisor, also are associated with various CNL Affiliates that are involved in the sale of interests in, and management of, entities that currently invest primarily in triple-net leased properties. One or more of these CNL Affiliates from time to time may acquire properties that also would be appropriate investments for the Company. At such time as the Company wishes to acquire a property that also would be suitable for acquisition by a CNL Affiliate, a conflict of interest could develop. Messrs. Seneff and Bourne, as directors of the Company, have a fiduciary obligation to act in the best interest of the stockholders of the Company and, as principals of the CNL Affiliates, to act in the best interest of the investors in such CNL Affiliates.

     CNL Group, Inc., the majority owner of the Advisor, the Advisor, and Messrs. Seneff and Bourne have granted the Company a right of first refusal to consider and acquire any freestanding retail properties (other than restaurant properties) that become available for acquisition by them or any other CNL Affiliate. No similar right of first refusal has been requested by or granted to the Company as to restaurant properties, due primarily to the Company's focus on diversifying into retail segments other than the restaurant segment. Management of the Company believes that, to the extent conflicts develop with respect to particular restaurant properties, such conflicts should not have a material adverse effect on the Company, although there can be no assurance in this regard.

     In the event that the Advisor Transaction is not consummated, from time to time the Company may engage in transactions with CNL Affiliates, including the acquisition of properties developed by such CNL Affiliates. See "Certain Transactions." The price to the Company of any property that may be developed by a CNL Affiliate typically includes all direct costs of development, such as land and construction costs, closing costs and a market-rate development fee which generally is equal to five to 10 percent of the total cost of the property. This development fee generally is treated as a cost of the property by the CNL Affiliate and the tenant, and therefore is included in the calculation of Base Rent.

MORTGAGE INDEBTEDNESS; INTEREST RATE FLUCTUATIONS; FINANCING RISKS

     All borrowings under the Company's Credit Facility bear interest at variable rates equal to, at the Company's option, either (i) LIBOR plus 1.5 percent or (ii) the lender's prime rate in effect from time to time. If the variable rate index associated with such indebtedness increases, interest payments on this variable rate debt also will increase, which will result in decreased funds available for distribution to stockholders. In December, 1996, the Company entered into an agreement to limit interest charged to the Company to a 30-day LIBOR rate of 6.9 percent per annum on a notional amount of $30 million. This interest rate cap agreement is effective through December 1999. At this time, management has not entered into other interest rate cap or swap agreements, although management intends to enter into such agreements in the future. Management will continue to evaluate the desirability of these agreements from time to time.

     As of June 30, 1997, 45 properties owned by the Company secured the repayment of approximately $57.5 million of mortgage indebtedness. The Company's inability to repay such indebtedness at maturity or inability to refinance such indebtedness on acceptable terms, may force the Company to dispose of properties upon disadvantageous terms, which could result in losses to the Company and adversely affect the amount of cash available for distribution to stockholders.

     The Company's ability to expand and, to the extent funded with debt, to maintain the Company Portfolio is dependent upon its access to capital at costs which permit it to derive positive returns from its investments. There is no assurance the Company will at all times have such access. Advances under the Credit Facility are secured by a collateral assignment of rents and leases of 137 properties owned by the Company. The Company has agreed under the Credit Facility that it will not encumber these properties or incur additional indebtedness, subject to certain exceptions, without the lenders' consent. These covenants may limit the Company's ability to obtain additional financing during the term of the Credit Facility.

     The organizational documents of the Company do not contain any substantial limitation on the amount or percentage of indebtedness the Company may incur. Accordingly, the Board of Directors could alter or eliminate the Company's current debt policy. If this policy were changed, the Company could become highly leveraged, resulting in an increase in debt service that could adversely affect the Company's revenues and its ability to make distributions to stockholders.

POTENTIAL EFFECT OF MARKET INTEREST RATES ON PRICE OF COMMON STOCK

     The market price of equity securities of publicly-traded companies is determined in part by the attractiveness of the yield on such securities in relation to prevailing market interest rates. An increase in market interest rates generally may lead prospective purchasers of the Common Stock to demand a higher anticipated annual yield from future dividends, which, in turn, may adversely affect the market price of the Common Stock. Moreover, the market value of the Common Stock could be substantially and adversely impacted by changes in general market conditions or fluctuations in the market for equity securities.

RISK THAT ADVISOR TRANSACTION MAY NOT BE CONSUMMATED

     The consummation of the Advisor Transaction is subject to a number of conditions, and the related agreement and plan of merger is subject to termination, as more fully described in that certain Form 8-K, dated May 16, 1997 and incorporated herein by reference. There can be no assurance that the conditions to the consummation of the Advisor Transaction will be satisfied or that the agreement and plan of merger will not be terminated in accordance with its terms.

RELIANCE ON MANAGEMENT

     The Company depends upon the services of the Advisor, Mr. Seneff, as Chairman of the Board of Directors and Chief Executive Officer of the Company. Loss of the services of the Advisor or Mr. Seneff could have a material adverse effect on the Company's business and financial condition. In addition, the loan agreement for the Company's Credit Facility contains a covenant requiring that no material change in the Company's senior management occur during the term of the Credit Facility. The Company has not entered into an employment agreement with Mr. Seneff and Mr. Seneff does not presently and is not expected to devote all of his efforts to the Company.

     Assuming the Advisor Transaction is approved by the Company's stockholders, Mr. Seneff, as Chief Executive Officer of the Company, and Mr. Ralston, as President of the Company, will execute employment agreements with the Company. Mr. Seneff's employment agreement will not require that he devote all of his efforts to the Company.

ENVIRONMENTAL MATTERS

     It is the Company's policy, as part of its acquisition due diligence process, to obtain at least a Phase I environmental site assessment for each property, which generally involves inspection of site conditions without invasive testing such as sampling or analysis of soil, groundwater or other media or conditions. Where the Company believes the results of a Phase I environmental site assessment warrant further investigation, the Company has undertaken in the past, and will undertake in the future, a Phase II environmental site assessment, which generally involves testing of soil, groundwater or other media or conditions. In the event that an environmental site assessment indicates that a problem or a potential problem exists, the Company generally would elect not to purchase the property or, if the Company believes that the problem is not material, may purchase the property and require the seller to (i) remediate the problem prior to the Company's purchase of the property, (ii) indemnify the Company for environmental liabilities, or (iii) agree to other arrangements deemed appropriate by the Company to address environmental conditions at the property. A number of the Company's leases provide that the Company retains liability for certain specified environmental problems, or for all environmental problems, on a property unless such problem was caused by an act or omission by the tenant. Some of the Company's leases require the tenant to indemnify the Company for environmental liabilities. There can be no assurance, however, that such indemnities from the tenant, the seller or the responsible party, as the case may be, would be available or uncontested if liabilities arise.

     All of the Properties have been subjected to Phase I environmental site assessments, other than the 28 properties leased to Golden Corral Corporation (the "Golden Corral Properties") which were acquired under agreements executed before Phase I environmental site assessments became common practice, four of which have been sold. In 1994, the Company obtained a review by an environmental consultant of environmental regulatory databases containing a compilation of information by federal and state environmental agencies regarding sites reported to be contaminated to determine the status of the Golden Corral Properties. The Company was advised by its consultant that none of the Golden Corral Properties was identified in those databases. There can be no assurance, however, that such databases contain a complete and total list of all contaminated sites reported by federal and state environmental agencies.

     The Company is not aware of any environmental liability with respect to any Property in the Company Portfolio that it believes would have a material adverse effect on the Company's assets or financial condition.

                                USE OF PROCEEDS

     The net proceeds from the Offering are estimated to be approximately $38.8 million, after deducting estimated Offering expenses. The Company intends to use the net Offering proceeds to repay $38.8 million outstanding under the Credit Facility.

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

                   PRICE RANGE OF COMMON STOCK AND DIVIDENDS

     The Common Stock has been traded on the New York Stock Exchange under the symbol "NNN" since January 7, 1994. For each calendar quarter indicated, the following table reflects the respective high and low sales prices for the Common Stock and the dividends per share paid in each such period.

                                                                         PRICE
                                                                  --------------------
                                                                    HIGH        LOW       DIVIDENDS
                                                                  --------    --------    ---------
YEAR ENDED DECEMBER 31, 1995
  First Quarter................................................   $12.5000    $11.7500      $0.29
  Second Quarter...............................................    13.7500     11.8750       0.29
  Third Quarter................................................    13.6250     12.1250       0.29
  Fourth Quarter...............................................    13.3750     12.5000       0.29
YEAR ENDED DECEMBER 31, 1996
  First Quarter................................................   $13.3750    $12.7500      $0.29
  Second Quarter...............................................    14.0000     12.7500       0.29
  Third Quarter................................................    14.2500     13.3750       0.30
  Fourth Quarter...............................................    16.3750     13.3750       0.30
YEAR ENDING DECEMBER 31, 1997
  First Quarter................................................   $16.1250    $14.3750      $0.30
  Second Quarter...............................................    15.5000     13.8750       0.30
  Third Quarter (through September 16, 1997)...................    16.5625     15.0000       0.30

     The last reported sale price of the Common Stock on the New York Stock Exchange on September 16, 1997 was $16.25. As of September 5, 1997, there were 1,481 stockholders of record of the Common Stock.

                              CERTAIN TRANSACTIONS

     From January 1, 1997 to June 30, 1997, the Company paid the Advisor approximately $984,000 in advisory fees, and in 1996 and 1995, the Company paid the Advisor approximately $1.5 million and $1.0 million, respectively, in advisory fees. The Advisor is a majority owned subsidiary of CNL Group, of which James M. Seneff, Jr., Chairman of the Board and Chief Executive Officer of the Company, and his spouse are the majority stockholders.

     Effective January 1, 1997, the Company renewed the advisory agreement with the Advisor (the "Advisory Agreement"), which provides for the Advisor to receive an annual fee based on funds from operations, as defined in the Advisory Agreement, which is payable monthly, equal to

       (i) seven percent of annual funds from operations up to $10,000,000,

      (ii) six percent of annual funds from operations in excess of $10,000,000 but less than $20,000,000, and

     (iii) five percent of annual funds from operations in excess of $20,000,000.

     For purposes of the Advisory Agreement, funds from operations generally includes the Company's net income, determined in accordance with generally accepted accounting principles, as adjusted for the following items: (i) increased by depreciation, amortization and other similar non-cash charges, (ii) increased by any extraordinary losses, (iii) decreased by any extraordinary gains, (iv) increased by the amount of any advisory fees and (v) increased or decreased for any non-cash lease accounting adjustments.

     When a CNL Affiliate undertakes the development of a property, it negotiates with the tenant a "developer's cost," comprised of both "hard" costs of development and "soft" costs, including reimbursement of certain of the CNL Affiliate's expenses and a development fee generally equal to five to 10 percent of the total cost of the property. The rent on the developed property generally is calculated on the basis of market capitalization rate and the negotiated developer's cost. The Company purchases properties developed by CNL Affiliates at prices equal to the negotiated developer's costs, which include reimbursement of any expenses, as well as any development fees reflected in the developer's costs. The Company, however, does not directly pay acquisition fees or expense reimbursement in connection with the purchase of such properties.

     Certain CNL Affiliates were issued 346,172 shares of the Company's Common Stock with respect to the CNL Transaction (as defined in the accompanying Prospectus) that are subject to piggyback registration rights in certain circumstances. In connection with the Offering, such piggyback registration rights have been waived.

     During the six months ended June 30, 1997, the Company acquired 20 properties and three buildings which were developed by the tenant on land parcels owned by the Company for purchase prices (exclusive of transaction fees and closing costs) totaling $86.9 million from unrelated third parties. In connection with the acquisition of these 20 properties and three buildings, the Company paid the Advisor $1.7 million in acquisition fees and expense reimbursement fees. Also for the six months ended June 30, 1997, the Company acquired eight properties for an aggregate purchase price (exclusive of transaction fees and closing costs) of $14.8 million at an annualized cash on cost return (on an Inclusive Cost basis) of approximately 11.0 percent from CNL Affiliates who had developed the properties. The purchase prices paid by the Company for these eight properties equaled the CNL Affiliates' costs, including development fees to affiliates of $817,500. No acquisition fees or expense reimbursement fees were paid to the Advisor in connection with the acquisition of these eight properties.

     In the fiscal year ended December 31, 1996, the Company acquired 26 properties and nine buildings which were developed by the tenant on land parcels owned by the Company for purchase prices (exclusive of transaction fees and closing costs) totaling $110.5 million from unrelated third parties. In addition, the Company acquired one property for a purchase price of $3.4 million from a partnership in which an affiliate of the Advisor is a partner. In connection with the acquisition of these 27 properties and nine buildings, the Company paid the Advisor $2.3 million in acquisition fees and expense reimbursement fees. Also in the fiscal year ended December 31, 1996, the Company acquired 13 properties for an aggregate purchase price

(exclusive of transaction fees and closing costs) of $34.3 million at an annualized cash on cost return (on an Inclusive Cost basis) of approximately
10.8 percent from a CNL Affiliate who had developed the properties. The purchase prices paid by the Company for these 13 properties equaled the CNL Affiliate's costs, including development fees to affiliates of $1.5 million. No acquisition fees or expense reimbursement fees were paid to the Advisor in connection with the acquisition of these 13 properties.

     In the event that the Advisor Transaction is consummated, the Company will no longer have any obligation to pay fees to any CNL Affiliate, including the Advisor.

                              PLAN OF DISTRIBUTION

     The Company has agreed, pursuant to a Common Stock Purchase Agreement between the Company and ABKB/LaSalle Securities Limited Partnership, to sell to clients of ABKB/LaSalle Securities Limited Partnership 2,570,000 shares of Common Stock at a price of $15.1226 per share. The price per share was determined based on 98% of the average closing prices of a share of the Company's Common Stock as reported on the NYSE over the twenty trading days immediately preceding August 22, 1997.

                                 LEGAL MATTERS

     Legal matters with respect to the shares of Common Stock offered hereby will be passed upon for the Company by Shaw, Pittman, Potts & Trowbridge, Washington, D.C., a partnership including professional corporations.

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NO DEALER, SALESMAN OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION
OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS SUPPLEMENT AND THE ACCOMPANYING PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE UNDERWRITER. NEITHER THE DELIVERY OF THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCE, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS SUPPLEMENT OR THE PROSPECTUS OR IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF. THIS PROSPECTUS SUPPLEMENT AND THE PROSPECTUS DO NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY THE SECURITIES OFFERED HEREBY BY ANYONE IN ANY STATE IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANYONE TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION.

                         ------------------------------

                               TABLE OF CONTENTS

                         ------------------------------

                            PROSPECTUS SUPPLEMENT

                                           PAGE
                                           ----
The Company.............................    S-3
Recent Developments.....................    S-4
Properties..............................    S-5
Risk Factors............................    S-6
Use of Proceeds.........................    S-8
Price Range of Common Stock and
  Dividends.............................    S-9
Certain Transactions....................   S-10
Plan of Distribution....................   S-11
Legal Matters...........................   S-11

                                  PROSPECTUS

Available Information...................      2
Incorporation of Certain Documents by
  Reference.............................      2
The Company.............................      3
Use of Proceeds.........................      4
Ratios of Earnings to Fixed Charges.....      4
Description of Debt Securities..........      4
Description of Common Stock.............     14
Description of Common Stock Warrants....     16
Federal Income Tax Considerations.......     16
ERISA Considerations....................     21
Plan of Distribution....................     23
Experts.................................     24
Legal Matters...........................     24


                                2,570,000 SHARES

                              COMMERCIAL NET LEASE
                                  REALTY, INC.

                                  COMMON STOCK

                      [COMMERCIAL NET LEASE REALTY LOGO]

                   ------------------------------------------

                             PROSPECTUS SUPPLEMENT
                               SEPTEMBER 18, 1997

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